FOR IMMEDIATE RELEASE	TSX: WPM
July 16, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ACQUIRES
GOLD AND PALLADIUM STREAM ON STILLWATER

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd (“Wheaton International”) has agreed to acquire from Sibanye Gold Limited ("Sibanye-Stillwater") (JSE: SGL; NYSE:SBGL) an amount of gold and palladium equal to a fixed percentage of production from the Stillwater and East Boulder mines, collectively “Stillwater” (the “Precious Metals Stream”). Wheaton International will pay Sibanye-Stillwater upfront cash consideration of US$500 million upon closing of the Precious Metals Stream. In addition, Wheaton will make ongoing payments equal to 18% of the spot gold price and spot palladium price until the reduction of the advanced payment to nil, and 22% of the spot gold price and spot palladium price thereafter. The Precious Metals Stream is effective July 1, 2018.

TRANSACTION HIGHLIGHTS

•	Adds to Wheaton’s existing high-quality portfolio

•	Wheaton International will receive an amount of gold equal to 100% of the Stillwater gold production for the life of mine.

•

Wheaton International will initially receive an amount of palladium equal to 4.5% of Stillwater palladium production, decreasing to 2.25% and then 1% based on defined delivery thresholds, for the life of mine.

•	Stillwater is one of the lowest cost platinum group metals mines globally and is located in Montana in the United States.

•

Subsequent to the closing of this acquisition, Wheaton’s estimated Proven and Probable gold reserves increase by 410 thousand ounces (“Koz”) and Inferred gold resources increase by 920 Koz. And, for the first time, Wheaton will have estimated Proven and Probable palladium reserves of 610 Koz and Inferred palladium resources of 430 Koz.[1]

•	Adds long-term production and exploration upside potential

•	For the 10 years starting in 2019, production is forecast to average approximately 14.5 Koz of gold and 29 Koz of palladium per year, or approximately 37 Koz of gold equivalent per year.[2]

•	For the 20 years starting in 2019, production is forecast to average approximately 14.7 Koz of gold and 24 Koz of palladium per year, or approximately 33 Koz of gold equivalent per year.[2]

•	Declared current reserves are sufficient to support mining activities at Stillwater until 2041, but this could be significantly extended should inferred resources be upgraded.[3]

•

Significant exploration potential exists both regionally and at depth below current mineral reserves and resources. Of significance is the 12.2 kilometre undeveloped mineralized section between the currently producing Stillwater and East Boulder mines.

•	Immediate production and cash flow

•

This acquisition increases Wheaton's production profile with attributable sales starting July 1, 2018 with expected production in the second half of 2018 forecast to be approximately 5.4 thousand gold ounces and 10.4 thousand palladium ounces.

"Stillwater is another accretive addition to Wheaton’s portfolio of assets that is expected to contribute both production and cash flow for decades to come,” said Randy Smallwood, Wheaton’s President and Chief Executive Officer. "What mainly attracted us to this opportunity was the quality and size of the J-M Reef deposit, coupled with the ongoing expansion at the Blitz Project. There are over 12 kilometres of undeveloped mineralization associated with the J-M Reef between the two currently producing mines. With a mine life extending well into the foreseeable future, we believe Stillwater will be one of Wheaton’s foundational assets for many years to come. Finally, the acquisition will be funded through our current revolving credit facility, which we are comfortable utilizing given our industry leading cash flow.”

TRANSACTION TERMS

•	The Precious Metals Stream is effective July 1, 2018.

•	Wheaton International will be entitled to receive from Sibanye-Stillwater an amount of gold equal to 100% of Stillwater gold production for the life of mine.

•	Wheaton International will be entitled to an amount of palladium equal to:

•	4.5% of Stillwater palladium production until 375 Koz delivered to Wheaton;

•	Thereafter, 2.25% of Stillwater palladium production until 550 Koz delivered to Wheaton; and,

•	1% of Stillwater palladium production thereafter for the life of mine.

•	Wheaton International will pay Sibanye-Stillwater cash consideration of US$500 million upon closing of the Precious Metals Stream.

•

Wheaton International will make ongoing payments equal to 18% of the spot gold price and spot palladium price until the reduction of the advanced payment to nil, and 22% of the spot gold price and spot palladium price thereafter.[4]

•	Payable rates for gold and palladium have been fixed at 99.0% and 99.6%, respectively.

•

Gold and palladium deliveries will be the obligation of Sibanye-Stillwater but will be guaranteed by certain Sibanye-Stillwater subsidiaries, including Stillwater Mining Company (the owner of Stillwater).

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The Precious Metals Stream includes a completion test on the development of the Blitz Project, including completion of underground development, critical surface infrastructure and concentrator production output.

•	The stream area of interest is defined as the area inclusive of all patented and unpatented claims at the Stillwater mining operations.

•	Closing of the transaction is expected to occur shortly following announcement and is subject to the completion of certain corporate matters and customary conditions.

ABOUT STILLWATER

Stillwater is the only US-based mine for platinum group metals (“PGM”s) and the largest primary producer of PGMs outside of South Africa and the Russian Federation. Located in Montana, US, Stillwater’s operations consist of two underground PGM mines (the Stillwater Mine and East Boulder Mine), the Blitz Project and the Columbus metallurgical complex. The mining assets are located in the front range of the Beartooth Mountains with elevations exceeding 1,500 metres above mean sea level.

The Stillwater Mine and East Boulder Mine have been in operation since 1986 and 2002, respectively. The mines produce from the J-M Reef, the world’s highest-grade PGM deposit. Each mine has its own milling and concentrator infrastructure on site. The Blitz Project, part of the Stillwater mine, started ore production in 2017 and is expected to ramp up to full production in 2021.

The Columbus metallurgical complex is a state-of-the-art operation that is capable of providing smelting and refining processes for mine concentrates. The complex produces a PGM-rich filter cake that is shipped to a third-party precious metal refinery.

Below are Wheaton’s attributable Mineral Reserves and Resources in respect of the Stillwater mine.

Attributable Mineral Reserves and Mineral Resources – Stillwater, effective as of December 31, 2017

	Streamed	Tonnage	Grade	Grade	Contained	Contained
Category	Metal	Mt	Au g/t	Pd g/t	Au Moz	Pd Moz
Proven	Gold	5.0	0.31		0.05
Probable		36.8	0.31		0.36
Proven	Palladium	0.2		13.2		0.08
Probable		1.3		12.6		0.53
Total P&P	Gold	41.8	0.31		0.41
	Palladium	1.5		12.7		0.61
Inferred	Gold	92.5	0.31		0.92
	Palladium	1.0		12.9		0.43

FINANCING THE TRANSACTION

The initial upfront cash payment of US$500 million will be paid by using amounts drawn from the Company’s US$2 billion revolving credit facility. At March 31, 2018, the Company had approximately US$116 million of cash on hand and US$663 million outstanding under the revolving credit facility. The Company recently acquired a cobalt stream from Vale S.A.’s Voisey’s Bay mine, which was also funded using the revolving credit facility. Net debt for the company, including the acquisition costs of streams on Stillwater and Voisey’s Bay will be approximately $1.4 billion. With trailing four-quarter operating cash flow of just under $550 million5, the Company believes it has ample capacity to service the additional debt resulting from this transaction, especially given the low interest rate and flexible nature of the covenants under the revolving credit facility (minimum net debt to total net worth and minimum interest coverage tests).

PALLADIUM – A PRECIOUS METAL WITH A PURPOSE6

Palladium is a PGM and is generally considered a precious metal and offers significant practical application as it is considered to be integral to reducing emissions caused by gasoline-powered internal combustion engines.

Palladium mine supply is highly concentrated, with approximately 80% of annual supply coming from just two countries: South Africa and Russia. Disruption in either country has potential for outsized market influence. In addition, palladium is mined overwhelmingly as a by-product, which results in mine supply being relatively price-inelastic (i.e. the economics of mine supply is driven primarily by consideration of other metals). Half of mine supply comes from nickel-copper mines, 40% comes from primary platinum mines and just under 10% comes from primary palladium mines.

The automobile industry became the biggest end-user of PGMs in the late-1970s. PGMs in autocatalytic converters help reduce harmful emissions caused by internal combustion engines. Palladium resists oxidation, high temperature corrosion and is particularly effective in scrubbing hydrocarbon emissions. Its application by the industry began to accelerate in the late-1990s and has in the intervening years replaced its cousin – platinum – in gasoline-powered vehicles. A spate of recent government announcements from around the world regarding diesel-powered vehicles strongly suggests that gasoline-based engines – and thus palladium – is expected to be gaining market share at the expense of diesel for the foreseeable future.

Fully-electric vehicles do not use PGMs; however, vehicles that are the intermediate stage between combustion and pure battery power (e.g. hybrids, plug-in hybrids) do use PGMs. While it is reasonable to expect combustion-vehicles to lose market share over the coming decades, the rise of overall vehicle sales and higher loadings per vehicle are anticipated to maintain demand for PGMs. Though North American and European markets are saturated, the analyst community expects vehicle growth in China and India to raise the overall global total. Tightening emission targets around the world add further support for the long-term necessity of palladium. While the pie slice may eventually shrink, the overall pie is growing and there will be more palladium per slice (and that’s delicious).

UPDATED FIVE-YEAR PRODUCTION GUIDANCE

Wheaton is pleased to provide its updated five-year production guidance, which now includes both palladium and cobalt production estimates, in the table below. Given the timing of the effectiveness of the Stillwater and Voisey’s Bay streams, palladium and cobalt production are given as average annual production as of 2019 and 2021, respectively. Average annual gold production is inclusive of gold from Stillwater from 2019 to 2022 as gold production from Stillwater in 2018 is only for half of the year. For context, on a gold equivalent ounce (“GEO”) basis, five-year average annual production is approximately 730 thousand GEOs based on gold, silver and palladium, or approximately 800 thousand GEOs if cobalt is included as well.7

Forecast Average Annual Production
Metal Streamed	Average Annual Production
	2018E	2019E	2020E	2021E	2022E
Gold	385 thousand ounces / year[8]
Silver	25 Million ounces / year
Palladium	10.4 koz	27 thousand ounces / year
Cobalt				2.1 million pounds / year

ABOUT SIBANYE-STILLWATER

Stillwater was purchased by Sibanye-Stillwater in May 2017. Sibanye-Stillwater is the third largest producer of platinum and palladium and features amongst the world’s top gold producing companies with operations in two main regions: South Africa and the United States. Sibanye-Stillwater has over the years developed several safety initiatives, including the creation and investment in “Digimine,” a joint venture between Sibanye-Stillwater, academic institutions and other stakeholders. This initiative prioritizes the use of digital technology for enhanced safety applications including focus areas of seismicity and pro-active monitoring of underground environmental conditions. Wheaton is pleased to have the opportunity to support Sibanye-Stillwater’s initiatives through further investment linked to Digimine, facilitating the fast tracking of certain technology prototypes into Sibanye-Stillwater’s underground environment.

CONFERENCE CALL

A conference call will be held on July 16, 2018, starting at 11:00 am (Eastern Time) to discuss this transaction. A presentation on the transaction will be available on the Company’s website shortly before the conference call. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	9391518
Live audio webcast:	www.wheatonpm.com

Participants should dial in ten to fifteen minutes before the call.

The conference call will be recorded and available until July 23, 2018 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	9391518
Archived audio webcast:	www.wheatonpm.com

Mr. Neil Burns, Vice President of Technical Services for Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical disclosure in this news release including information on Mineral Reserves and Mineral Resources.

ADVISORS AND COUNSEL

RBC Capital Markets acted as financial advisor and Cassels Brock & Blackwell LLP acted as legal counsel to Wheaton.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

End Notes
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1) Please refer to the Mineral Reserves & Mineral Resources table at the end of this news release for full disclosure of reserves and resources associated with Stillwater including accompanying footnotes.
2) Production estimates based upon Competent Person’s Report of the Montana Platinum Group Metal Mineral Assets for Sibanye Gold Limited, United States of America, dated November 2017, and prepared by The Mineral Corporation. Assumptions for converting to GEOs: Pd $990/oz and Gold $1,270/oz. Production forecast contain forward looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward Looking-Statements” at the end of this news release for material risks, assumptions, and important disclosure associated with this information.
3) Mine life is based on recoverable reserves and resources as of December 31, 2017 and based on the mine plan provided by Sibanye-Stillwater as of June 2018.
4) Production payment is subject to further downward adjustment based upon Sibanye-Stillwater’s leverage ratios.
5) Operating cash flow based on Q2, Q3, and Q4 of 2017, and Q1 2018
6) The following sources were referenced in the discussion on palladium: Loferski, Patricia J. “Platinum-Group Metals (Ir, Os, Pd, Pt, Rh, Ru)” Metal Prices in the United States Through 2010. United States Geological Survey. 05-Mar-2010; Steel, James. "PGM Outlook" Commodities, Precious Metals, HSBC Global Research. 22-Nov-2017; Agate, Nell, Johann Steyn and Raghav Gupta-Chaudhary. "PGMs: Demand impact of LDV diesel-engine erosion" Commodities Industry Focus, Commodities. Citi Research. 13-Oct-2017; Metals Focus. Platinum & Palladium Focus 2017. May-2017.
7) GEOs are calculated based on the following commodity prices: $1,270 per gold ounce, $16.50 per silver ounce, $960 per palladium ounce, and $40 per cobalt pound.
8) Average annual five-year gold production is the sum of the expected average annual production for all streamed assets over 2018-2022 except for Stillwater; as 2018 is only a partial year of production, the average annual production for Stillwater from 2019-2022 was used in the calculation for the total average annual gold production for 2018-2022.

ATTRIBUTABLE MINERAL RESERVES & MINERAL RESOURCES FOR STILLWATER

Effective as of December 31, 2017

Mine	Category	Stream	Mt	Au g/t	Pd g/t	Au Moz	Pd Moz
Stillwater	Proven	Gold	2.6	0.31		0.03
	Probable		15.1	0.31		0.15
	Proven	Palladium	0.1		16.0		0.05
	Probable		0.5		15.7		0.27
East Boulder	Proven	Gold	2.4	0.30		0.02
	Probable		21.6	0.31		0.21
	Proven	Palladium	0.1		10.2		0.03
	Probable		0.8		10.5		0.26
Total	P&P	Gold Palladium	41.8	0.31		0.41
			1.5		12.7		0.61
Stillwater East Boulder	Inferred	Gold	48.9	0.27		0.42
			43.6	0.36		0.50
Stillwater East Boulder	Inferred	Palladium	0.5		13.6		0.24
			0.5		12.2		0.19
Total	Inferred	Gold Palladium	92.5	0.31		0.92
			1.0		12.9		0.43

Notes on Mineral Reserves and Mineral Resources

•

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

•	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
•	Qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are:

o	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
o	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

•	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
•

Mineral Reserves and Mineral Resources are reported as of December 31, 2017 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

•	Process recoveries of palladium to a PGM concentrate average approximately 92%. Process recoveries of gold, being a by-product, is not measured but has been assumed to be line with palladium.
•	Mineral Reserves at Stillwater are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following cut-offs:

o	Stillwater mine – combined platinum and palladium grade cut-offs of 10.29 g/t for Off-shaft areas and 6.86 g/t for Farwest
o	East Boulder mine – combined platinum and palladium cut-off of 6.86 g/t

•	Mineral Resources at Stillwater are estimated using appropriate process recovery rates and the following cut-offs:

o	Stillwater mine and East Boulder mine – geologic boundaries for Inferred Mineral Resources

•

The Stillwater precious metals purchase agreement provides that effective July 1, 2018. Sibanye- Stillwater will deliver 100% of the gold production for the life of the mine and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mine. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

•

The Stillwater mine has been in operation since 1986 and East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

o	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0153
o	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0227

•

Gold is produced as a by-product metal; therefore, the economic cut-off applied to the reporting of gold Mineral Resources and Mineral Reserves will be influenced by changes in platinum and palladium prices at the time.

•	Full Mineral Reserve and Mineral Resource tables are available on the Company's website, www.wheatonpm.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the payment of the upfront cash consideration of US$500 million to Sibanye-Stillwater in connection with the Precious Metals Stream;
•	the timing of delivery of gold and palladium by Sibanye-Stillwater under the Precious Metals Stream;
•	the receipt of Wheaton of gold and palladium production in respect of Stillwater;
•	the demand, uses and supply of gold and palladium;
•	the construction timeline, including completion, of the Blitz Project.
•	the commencement and timing of delivery of gold and palladium by Sibanye-Stilwater under the Precious Metals Stream;
•	the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale;
•	the commencement and timing of delivery of cobalt by Vale under the Cobalt Stream;
•	the receipt of cobalt by Wheaton of cobalt production in respect of Voisey’s Bay;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton’s production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton’s production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company’s business structure;

•

the Company’s position relating to any dispute with the CRA and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	that each party does not satisfy its obligations in accordance with the terms of the Precious Metals Stream;
•

Sibanye-Stillwater is unable to commence, or the timing of delivery of gold and palladium by Sibanye- Stillwater is delayed or deferred under the Precious Metals Stream or Wheaton International is unable to sell its gold or palladium production delivered under the Precious Metals Stream at acceptable prices or at all;

•

the decrease in demand for palladium, the decrease in uses for palladium or the discovery of new supplies of palladium, any or all of which could result in a decrease to the price of palladium or a decrease in the ability to sell palladium;

•	Sibanye-Stillwater does not meet the construction timeline, including anticipated completion of the Blitz Project;
•	each party does not satisfy its obligations in accordance with the terms of the Cobalt Stream;
•	Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;
•

Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Cobalt Stream or Wheaton is unable to sell its cobalt production delivered under the Cobalt Stream at acceptable prices or at all;

•

the decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

•

risks related to the satisfaction of each party's obligations in accordance with the terms of Wheaton’s precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•

risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	the Company’s business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;

•	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company not being assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position;
•	litigation risk associated with a challenge to the Company’s tax filings;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton’s holding of long-term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•

risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”). Where applicable, readers should also consider any updates to such Disclosure that may be provided by Wheaton in its quarterly Management’s Discussion and Analysis.

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the payment of US$500 million to Sibanye-Stillwater and the satisfaction of each party’s obligations in accordance with the terms of the Precious Metals Stream;
•

Sibanye-Stillwater is able to commence and meet its timing for delivery of gold and palladium under the Precious Metals Stream and Wheaton International is able to sell palladium production delivered under the Precious Metals Stream at acceptable prices;

•	the demand and uses for palladium will not significantly decrease and the supply of palladium will not significantly increase;
•	Sibanye-Stillwater is able to meet the construction timeline, including anticipated completion, of the Blitz Project;
•

Sibanye-Stillwater is able to commence and meet its timing for delivery of gold and palladium under the Precious Metals Stream and Wheaton is able to sell gold and palladium production delivered under the Precious Metals Stream at acceptable prices;

•	Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;
•	Vale is able to commence and meet its timing for delivery of cobalt under the Cobalt Stream and Wheaton is able to sell cobalt production delivered under the Cobalt Stream at acceptable prices;
•	Vale meets its obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;
•	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;
•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;
•	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•

that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Non IFRS Measures

Wheaton has included, certain non-IFRS performance measures, including operating cash flow. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance. Operating cash flow is based on current market cobalt prices of approximately $40 per pound of cobalt, 2.6 million pounds of cobalt produced annually, a payable cobalt rate of 93.3%, production payment of 18%, and an assumed cobalt marketing fee. Non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton ' Management Discussion and Analysis available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.